SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No....)

              		 EOG Resources Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             26875P101
------------------------------------------------------------------------
                           (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
		EOG Resources Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
		33 Clay Street
		Houston, TX  77002-7361
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECTED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
AXP Partners
Bowne & Co.
Catholic Mutual
DetroitLaborers
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraValue
Emma Willard
Fishkind LLC
Galveston
Georgia Corp
GrangeFT
Hathaway
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
Methodist Home
MetLife SIP
Milder CP
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLifeValue
Temple
Via
Volvo
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	 26875P101
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 8,368,900 shares

Abar Foundation			1,200
American Electric		47,500
Atlanta Gas & Light		9,300
Atmos Energy			5,900
AXP Partners			42,000
Bowne & Co.			3,400
Catholic Mutual			1,800
DetroitLaborers			12,100
Davis Growth Opportunity	75,000
DNE Corp			1,000
Davis New York Venture		5,462,000
Davis VaraValue			65,500
Emma Willard			2,100
Fishkind LLC			2,100
Galveston			2,200
Georgia Corp			19,100
GrangeFT			4,500
Hathaway			2,500
Hoff Family Tr.			1,600
Lewis & Roca			1,200
MassMutual Prt			125,200
MassMutual Var			9,100
Mattin A			1,300
Mattin B			1,300
Medcen				1,200
Methodist Home			9,900
MetLife SIP			14,600
Milder CP			2,200
Manulife Value			26,900
Mt. Sinai			7,000
Mutual Protect			1,400
NASD				7,200
NASDRegulation			8,700
NedsIsland			3,800
Noramco Davis			2,000
NYC Superior			4,600
Plumbers & Pipefitters		1,300
SunAmerica Davis Venture Value	623,600
Prudential SP			20,900
Quadsan				2,100
RL Polk				1,700
Selected American Shares	1,313,100
Scudder - SVS			25,900
Sicav Davis Opportunities	6,000
Sicav Davis Value Fund		78,800
SS Barney Large Cap V		10,800
Selected Special Shares		25,700
Sun America Style Select	15,000
Sun America Style LCV		8,800
Suburban Propane		3,100
SunLifeValue			7,300
Temple				700
Via				2,300
Volvo				2,300
Wellstar			3,100
New England Zenith		228,000

(b)  Percent of class   7.25%
Abar Foundation			0.00%
American Electric		0.04%
Atlanta Gas & Light		0.01%
Atmos Energy			0.01%
AXP Partners			0.04%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
DetroitLaborers			0.01%
Davis Growth Opportunity	0.06%
DNE Corp			0.00%
Davis New York Venture		4.73%
Davis VaraValue			0.06%
Emma Willard			0.00%
Fishkind LLC			0.00%
Galveston			0.00%
Georgia Corp			0.02%
GrangeFT			0.00%
Hathaway			0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.11%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Manulife Value			0.02%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.54%
Prudential SP			0.02%
Quadsan				0.00%
RL Polk				0.00%
Selected American Shares	1.14%
Scudder - SVS			0.02%
Sicav Davis Opportunities	0.01%
Sicav Davis Value Fund		0.07%
SS Barney Large Cap V		0.01%
Selected Special Shares		0.02%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLifeValue			0.01%
Temple				0.00%
Via				0.00%
Volvo				0.00%
Wellstar			0.00%
New England Zenith		0.20%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   8,368,900

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 8,368,900
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002